May 16, 2002
Page 1


                                  Pony Express
                                EXECUTIVE OFFICE
                                 NET FIRST PLAZA
                              5295 TOWN CENTER ROAD
                                   THIRD FLOOR
                         BOCA RATON, FLORIDA 33486-1003

                                                      TELEPHONE: (866) 4 PONY EX
                                                                  (866) 476-6939
                                                            EMAIL: pt@stalaw.net

                                                                    May 16, 2002


To: Pony Express Shareholders and Potential Shareholders


Re: Pony Express Rides Again
Dear fellow investors:

         This is my second letter to you, in which I intend to update, correct, and add to the information I have given to you about Pony Express.

         I wish to reiterate, to some extent, where we have gone in the last four months.

         Now that I have been at the helm long enough to objectively measure the storm through which we just passed, I have had realizations about the company that I want to share.

         When I agreed to become the CEO, I felt that it was a great opportunity for myself. I was grateful to Paul Johnson for putting me in this position. Now, however, I realize that there was no way that he could have believed that the company was going to survive. Our Pony was on its last legs, and they were buckling out from under it.

         Aerodynamic engineers will opine that it is impossible for the honey bee to fly. The massive weight vis a vis the size of the wings vis a vis the need for a specific muscularity to make the wings move present an impossibility. We cannot build a machine that flies as does the honey bee because it is impossible. Fortunately, though, no one ever told this to the honey bee, and, therefore, it flies.

May 16, 2002
Page 2

         If, on day one, I would have known all that I now know, I would have closed the doors. With the landlords suing for eviction, the vehicles being repossessed, the accounts receivable being seized, the workers leaving, and with no bank account, no money, our company did not stand a chance.

         Instead, as did the honey bee, I had the good fortune of not knowing that it was impossible for the company to succeed. That lack of knowledge made it possible. Because I could not see the whole picture, I had to handle the information as it came to me, one crisis after another. When I was given the first Writ of Possession that one of our landlords had obtained, which gave him the right to take possession of one of our depots the very next day, I had no time to do anything but contact that landlord.

         I was able to explain to him that I was not Paul Johnson, who had repeatedly lied to him. The former CEO was gone. I advised that I was an attorney in good standing, never disciplined, and that 170 employees and I needed a chance to make things right. Would he close us down or give us that chance?

         Somehow, I prevailed on the first landlord and was given the opportunity to prove myself. One obstacle to success was surmounted. Then, I learned of the second landlord and dealt with him, and then the third and fourth, and so on. One after another trusted me. Somehow, we survived from being evicted from any of our properties, our vehicles were not repossessed, our accounts receivable were returned, and our employees agreed to give me a chance even though they were approaching being 4 weeks behind in their pay.

         In a nutshell, by knocking out one obstacle after another, I was able to accomplish that which I would have deemed impossible had I seen all of the hurdles at the beginning.

May 16, 2002
Page 3

         Since then, there were some large problems that lurked. One was the issue of Pony Express Atlanta needing to be paid on its note. We had a March 1, 2002 deadline which we could not meet. As a result, we were able to renegotiate. The note (for nearly $1 million) was forestalled until May of 2003, with payments required of $10,000 per month until then. If we can discharge the obligation before then, we will again be able to negotiate the note downward. Another problem had been resolved.

         The 2001 IRS withholding tax debt is much larger than we thought. It is in the neighborhood of $600,000 plus penalties and interest. We will have a couple of months to come up with $100,000 and the rest will be put on an affordable payment plan. Also, the interest and penalties may be waived, due to the fact that the individual, who was guilty of using the trust funds, is in jail. Those who remain to be punished were innocent.


The Price Increase and Jim Brill

         With these problems put aside, there is only one major problem left, and it is the kind that we like to have. It is: "How do we make the business grow?"

         As I mentioned, the first matter was to perfect our price lists and implement a price increase for our service.

         The one who was responsible for implementing that increase was Jim Brill, the one that Paul Johnson appointed as President. Mr. Brill was in charge of running the hub in Orlando.

         Unfortunately, about three weeks ago, I learned that Mr. Brill had given himself a $50,000/year increase in pay and that he was misappropriating funds.

May 16, 2002
Page 4

         From the time that I took over, I have not paid myself one cent from the company, and neither did Harvey Scholl. We have workers who are not brought current with their pay. Above Jim Brill and below him, everyone was making some sacrifice. Mr. Brill's conduct in contrast to all those around him made his crimes far worse. I was fully informed on Saturday, April 22, 2002. On Monday, April 24, 2002, Mr. Brill was discharged for cause. Four other employees were discharged, including a lady friend of Mr. Brill and others who were not involved in wrongdoing.

         Subsequently, we learned that Mr. Brill had never implemented the price increase, notwithstanding innumerable discussions in which he falsely made specific representations to the contrary.

         Now that 3 weeks have passed, the workforce is operating efficiently and more productively, and morale is higher than before. It seems that a good number of employees had an inkling as to what was going on, and they knew the need for the change.1

         Ironically, the savings in salaries is almost equivalent to the increase in revenues that the amount of the price increase will ultimately achieve.


1    In the last couple of days an employee and a manager on behalf of more employees have asked me how they can buy shares. I believe that they see the loads are increasing and that the new management has dealt honestly with them.

May 16, 2002
Page 5

Sales

         Of greater importance, however, is the fact that we have successfully tested the market and are finding that we have been able to obtain an increase in our customer base. We have increased sales and our operations are actually operating slightly in the black.

         This is the most important part of the business to me. To me, there is one prevailing question, the answer of which makes all of the difference. "Are we making a profit?" At this point, in this business, if we are making a profit, we are spiraling upward. If not, we are spiraling downward. It is as simple as that. As long as we are on the way up, we will survive and grow. It is that basic.

         So, the biggest news is that we have turned the corner. Who knows, soon, there may be sufficient profit to pay something to the administration.2


International Bonded Courier

         To expand our market properly, we must be enabled to deliver the Florida packages anywhere in the world. To accomplish this, we have forged an alliance with International Bonded Courier (IBC). With this alliance we will be able to ship express packages overnight to destinations all over the United States and express to the rest of the world.

         With the increase of sales, it is now obvious that we are going to survive. However, survival is not our goal. It is only the first step to achieve our goal.

2   Small amounts have been paid to Richard Bee (logistics expert and director)
and to Roy Schwartz (in house accountant) and a full salary to Jamie Carroll (investor relations and temporarily sales). Other personnel are paid from me, not the company, as are other administrative expenses, for which I will be repaid when the company can affort to reimburse me.

May 16, 2002
Page 6

         Our alliance with IBC will give us abilities to be far reaching in a short while.

         Moreover, with IBC, we will almost instantly come of age with tracking available on our website, which we do not yet have.


Expansion to other states

         Some of our investors and others are finding major customers that are out of the State of Florida. We are holding off opening offices in those states for the moment, but we may be induced to jump the gun if opportunities knock. If and when this becomes more than just words, I will advise and probably make a press release.

         You have the opportunity to help. We are expanding our customer base. If you know of any business that ships where we could get our foot in the door, or any other potential customer, please do not hesitate to contact me.


Link Worldwide/Silver State

         We have also been able to sort out information and finally ascertain a good deal in regard to the basic make up of both Link Worldwide Logistics, Inc. (Link Worldwide) and Silver State Vending Corporation (Silver State).

         Link Worldwide is the corporation that Paul Johnson formed to acquire the existing Pony Express operation from Pony Express Delivery Services, Inc., which was in bankruptcy in Atlanta. In fact, in February of 2001, Link Worldwide did purchase the Florida operations as well as the national name and trademark of Pony Express.

May 16, 2002
Page 7

         Then, in October, 2001, Link Worldwide sold all of its assets (the Pony Express operation and name) to a corporation which was being publicly traded, Silver State, in return for equity (shares) of Silver State which went to Link Worldwide.

         When the merger between Link Worldwide and Silver State was done, Silver State owned the assets and liabilities of Link Worldwide, and Link Worldwide held 17,140,500 restricted shares (plus 4,400,500 convertible preferred shares) of Silver State.

         At the beginning, the Link Worldwide Board of Directors was comprised of two members, Paul Johnson and Richard Bee. However, prior to his arrest, Paul Johnson resigned his positions, which left Richard Bee as the sole remaining board member.

         Link Worldwide was initially authorized to issue 50 million shares. Of these, 14.5 million shares of Link Worldwide were issued but not delivered to Paul Johnson. Few other share certificates were made or delivered.

         We know that Paul Johnson offered "gift shares" and options to most of the shareholders of Link Express Delivery Solutions, Inc. (LEDS). Also, due to numerous contractual obligations that he created, Link Worldwide was committed to transfer many other shares.

         However the 14.5 million shares that were issued to him were the only shares in Link Worldwide (or in Silver State) that were in his name. Hence, these were the only shares that conceivably could have been available for him to "give" to any of the LEDS shareholders. In fact, these Link Worldwide shares must have been the shares that he was promising. 7 million of them were supposedly put into a trust for that purpose, and Richard Bee was supposed to have been the trustee to distribute the "gift shares."

May 16, 2002
Page 8

         Unfortunately, throughout the last 4 months, I have repeatedly asked Mr. Johnson to produce that trust. He never could. After hearing different excuses, it now appears that Mr. Johnson did not create the trust to which he so frequently alluded. We are now convinced that no trust was ever made, and we are certain that no shares have ever been transferred to any such trust.

         Moreover, all of Paul Johnson's assets are frozen by the U.S. District Court of the Southern District of Florida. If he had owned any shares, they would not be available to transfer. Furthermore, even if they were not frozen, we would not be in any position to transfer something that did not belong to us.

         Although this limits our options, it does not frustrate our ability to treat all of the original shareholders well.

         The way that I thought that we would deal with Paul Johnson would have been to have made a contract that would have resolved all of his holdings and any potential claims that he could have made. I tried this. Mr. Johnson and I agreed to the quid pro quo of his getting a certain number of shares in return for his waiver of any claim for the cancellation of all of the shares that he might otherwise claim.

         Unfortunately, Mr. Johnson had no intention of working with me for the benefit of the company, and would not sign the agreement to which he agreed.

         I am further sorry to report that neither Mr. Bee nor I have been able to get any cooperation from Mr. Johnson. The weekend before last, Harvey Scholl and I attended at the Broward County Jail to visit Mr. Johnson, but when he learned that we were there, he refused to visit with us. That was the last effort that I was willing to make. Hence, we have no choice at this time but to act accordingly.

After giving a good amount of consideration to the issue of the share distribution, Mr. Bee sought counsel and came to a conclusion as to how he should deal with these issues.

We were advised that the present administration of Link Worldwide and Silver State may have no obligation to the original shareholders of LEDS. Perhaps this is true. However, after careful consideration and consultation, Mr. Bee (on behalf of Link Worldwide) and I (on behalf of Silver State) believe that Paul Johnson, by making promises coupled with his seeking funding, has caused at least a potential liability to Link Worldwide.

In any event, irrespective of whether there is a legal duty, a certain class of people were promised shares and they are going to get them. We are determined to make Paul Johnson's promises of gift come true, because we believe that it is the right thing to do. Please understand that this is Richard Bee's, Harvey Scholl's and my unanimous decision.

To effect this with a complete absence of any cooperation from Paul Johnson, Mr. Bee, in his powers as sole director of Link Worldwide, issued a sufficient number of non-equity shares to himself to provide himself with a majority vote of Link Worldwide shareholders.

Link Worldwide's obligation, if any, stems from Paul Johnson's promises to provide Link Worldwide shares when he was CEO of Link Worldwide. If he never made his promises, LEDS shareholders would not have any right for relief. Hence, it is only those to whom promises were made that will receive shares of the new company, Silver State.

There is no obligation based on the fact that Paul Johnson had a liability for his conduct with selling securities of LEDS. What he did with LEDS is irrelevant to our consideration.

It appears that Paul Johnson has given or otherwise obligated himself to give an amount slightly less than his undelivered 14.5 million shares of Link Worldwide. Therefore, as there are sufficient shares, it is Richard Bee's intention to issue Link Worldwide Shares without certificates to everyone who is deemed entitled. Then, he intends to convert those unissued shares to Silver State restricted shares on a 1:1 basis.

We are anxious to get this done.3 Therefore, in the weeks to come, you will be getting a letter from Bruce Chaimowitz of Scholl, Ticktin & Associates, my law firm, on behalf of Richard Bee with an enclosed Release. The Release will forgive any potential claims by the shareholder against Silver State, Link Worldwide, and its present officers and directors. My law firm will ask you to return the Release and a reasonable administrative legal fee.

Immediately upon our receipt of the Release, we will advise the Stock Transfer Agent of the transfer of shares to you, and it will issue the appropriate certificates to you. Part of the administrative fee will be used to pay the Transfer Agent for the stock certificates.

Moreover, as a note of interest, Richard Bee (the Board of Directors of Link Worldwide) nullified the share certificate purported to grant Paul Johnson the
14.5 million shares. It was cancelled on the basis of the fact that he never obtained delivery of the certificate and because he failed to deliver the consideration that was promised. He acted in ways that were detrimental to the company. Also, it was those shares that were used to make the settlements for his promises.

It should also be noted that there are additional needs for some of those shares to settle some serious contract claims by the former owners of shares of Silver State Vending Corporation and by certain investors to whom Mr. Johnson had made promises in return for various benefits.

In this regard, there have been some significant claims that were settled due to guarantees and other inducements by Mr. Johnson.

Lastly, it is Richard Bee's stated intention to permit Link Worldwide to be administratively dissolved. After all, there will be no need to maintain the company after its primary asset is transferred.

The following is some relevant information regarding the company's structure:

In Silver State Vending Corporation there are 20 million authorized shares of which 11,409,500 shares were issued prior to the reverse merger and 8,590,500 were unissued.

         In the reverse merger (asset purchase) all 8,590,500 unissued shares were issued to Link Worldwide.

         Of the issued shares, 9 million belonged to the major shareholders, Arvon Burton and Max Tanner. They retained 5% of the 9 million shares ( 225,000 each) and 8,550,000 shares were transferred to Link Worldwide. Also, an additional 4,400,500 preferred shares which are convertible were transferred to Link Worldwide. These shares may be converted after a number of authorized shares are increased to permit this. Hence,

         Link owns         8,590,500
                                  8,550,000
                                17,140,500 common shares

         and will own     4,400,500 converted shares
                                21,550,000

         Of the remaining balance of the issued shares 500,000 belonged to Mr. Burton, a shareholder and director of Silver State prior to the merger, and 1,900,500 belong to variety of other shareholders. Of the 1,900,500, 95% were sold to some Link shareholders and parties formerly close to Paul Johnson, including 300,000 shares that were sold to a British Virgin Island Corporation, Lux Trade Intervest, Inc. These shares are restricted by a lock up and leak out agreement which permits 30,000 shares to become free trading every month.

         Lux Trade also purchased 95% (475,000) of the shares that were owned by Mr. Burton. This increased Lux Trade's total to 775,000 shares. The shares that came from Mr. Burton are restricted for a year due to the fact that Mr. Burton was an officer of the pre-merger company. This is where the SEC really helped us by freezing Paul Johnson's assets. Paul Johnson has advised both Max Tanner and me (individually) that he controlled the Lux Trade shares. As a result, those shares are part of the frozen assets. At this point, the Stock Transfer Agent has been advised and it has placed an "R" on the stock. It will not trade, as it is restricted due to the freeze by the Federal Court Order. Hence, there is no need to worry that Paul Johnson will dump his 775,000 shares to foolishly hurt the stock to raise desperate funds.

It is the sincere hope of the Board that you will each be satisfied with the offer and that you will sign a release that will be enclosed in the letter offering you a suggested number of shares. In the event that there is any discrepancy, you will be invited to call or to email me or write to me at your earliest convenience.


New Logo

At first, I never thought that I would change the logo that you see on the top of this letter. However, there was a problem with the rider and his horse having no color and being stuck in a box. So, we contacted some professional artists to see if they could come up with an idea that would make changing the logo worthwhile.

We believe that they did. In fact, we are ecstatic about the new red, white, and blue logo.

We tried yellow and blue which were too much like Link and did not work. Gold and blue did not either. Ultimately the only colors that made sense for a part of Americana worked. We are red, white, and blue because it gave us the best possible logo and because, whether the rest of the world will like it or not, we are proud of this country. I am sorry if this sounds a little hokey, but it is the way that we all feel.

In any event, I am enclosing a copy of the new logo (on a magnet for your refrigerator) that I hope will soon be seen all over the State of Florida and then the other 49 states and then the world. We do intend to stop there, for now.


SVEAE

We are now "e listed." Our symbol, "SVEA" changed to "SVEAE." This means that we are not SEC compliant and have a thirty day extension to get our audit completed and to become compliant.

Why? We were behind on so many essentials that priorities had to be chosen. As much as I would have liked to have had all of our accounting done and audited in time, it was not feasible.

Now that our landlords are caught up through April; the companies that lease vehicles are sufficiently paid, there is insurance on the vehicles, etc. we can devote some monies to an audit. Moreover, there was further delay in that there was no chance of finding a reasonable accounting firm to help before April 15, 2002.

In any event, our auditors are actively and aggressively attempting to finish the audit in time to have the "e" removed. I feel more than hopeful that the listing will be corrected.


Our plan

         We have a simple 4 stage plan of action.  It is as follows:

         1. Reinforce the existing structure, improve it wherever possible. and reinforce the existing customer base;

         2. Expand on existing routes, develop more routes where it is pragmatically sensible, and expand our horizons;

         3. Obtain funding to saturate Florida and to open offices in other states and countries;

         4. Obtain a more significant funding to saturate the United States and to commence our air delivery system.

We have already done a good deal on stage 1. We got rid of some dead weight; we have been doing a good job of customer relations; and we have obtained some necessary equipment.

Phase 2 is already begun. We are increasing our customer base. We have forged a relationship with International Bonded Couriers (IBC) to carry outside of Florida. We will forge additional co-loading alliances where we need to, as well. Moreover, we have retained the services of Bill Burbank. Mr. Burbank is the one who will advance our sales. In this regard, we had been developing an ambitious sales commission program, which is ready for Mr. Burbank's involvement.

We are moving forward toward Phase 3 and 4, and we feel that the sky is the limit.

This last 4 months have been difficult, but rewarding. Our company was in a nose dive, but inches from the ground, we pulled out and have begun a steady climb.

Over all, the bottom line is that our business is picking up, and we deliver, too.

Meanwhile, I appreciate all of the responses that I have received. I read them all. I hope that I have answered all of your questions in this letter. However, if you have any other questions or comments, please do not hesitate to send them to me.

         I hope that this is to your satisfaction.

                                                       Very truly yours,




                                                        Peter Ticktin
                                                        CEO/Chairman

PT: ms


--------

1 In the last couple of days an employee and a manager on behalf of more employees have asked me how they can buy shares. I believe that they see the loads are increasing and that the new management has dealt honestly with them.

2 Small amounts have been paid to Richard Bee (logistics expert and director) and to Roy Schwartz (in house accountant) and a full salary to Jamie Carroll (investor relations and temporarily sales). Other personnel are paid from me, not the company, as are other administrative expenses, for which I will be repaid when the company can afford to reimburse me.

3 We are planning on changing the name of Silver State Vending Corporation to "Pony Express, U.S.A., Inc." The trading symbol will also change to a logical one. If we can accomplish this quickly, we will do this before any shares are issued in the old name.